EXHIBIT 99.213

mCloud Announces Full Program for mCloud Connect 2021 on Sept 14

/NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES/

CALGARY, AB, Aug. 31, 2021 /CNW/ - mCloud Technologies Corp. (TSXV: MCLD) (OTCQB: MCLDF) ("mCloud" or the "Company"), a leading provider of AI-powered asset management and Environmental, Social, and Governance ("ESG") solutions today announced the complete program for mCloud Connect 2021, the Company's annual customer event taking place on September 14, 2021.

mCloud Connect 2021 will be held as a livestreamed virtual event, bringing together industry, high-tech, and finance leaders from around the world to address the digital revolution that new technologies are enabling in operating critical infrastructure in a post COVID-19 world.

Event highlights include:

  Opening Keynote from Lucas Joppa, Microsoft's Chief Environmental Officer: Joppa will share his views on "Engineering a Climate-Stable Future."
  What's New with AssetCare: At the event, mCloud will share new capabilities and technology updates across the entire AssetCare™️ family of solutions.
  Interactive panels: Attendees will be invited to participate in discussions with industry leaders and the mCloud team in areas including the role of AI in ESG strategy, the digitalization of oil and gas, cloud security, and the future of connected work.
  Closing Keynote from Chris Hadfield, Canadian astronaut and commander of the International Space Station: Referred to as "the most famous astronaut since Neil Armstrong," Hadfield will join mCloud Connect to share his unique perspective on the future.

Sessions will include executives from some of the most influential companies in the arena of digital transformation including Shell, NOVA Chemicals, AltaGas, TransAlta, RealWear, and more.

Leading host, moderator, and facilitator Mark Jeffries will be the emcee for this year's mCloud Connect. Jeffries has interviewed hundreds of thought leaders, luminaries, and A-List celebrities and hosted some of the world's most notable events and conferences in high-tech.

Registration for mCloud Connect is free. For more information and to register for the event, visit the event Web site at www.mcloudconnect.com.

Completion of Debenture Conversion

The Company is also pleased to announce that it has completed the conversion of more than 99.2% of the outstanding principal amount of its 8% convertible unsecured subordinated debentures as previously announced on July 12, 2021 (the "Debentures"). Pursuant to the terms of the conversion agreements entered into between the Company and holders of the converted Debentures, the Company issued an aggregate of 6,323,360 common shares ("Common Shares") and 6,323,360 Common Share purchase warrants ("Warrants") in consideration for the extinguishment of USD$8,809,000 principal and USD$302,730 interest owing under the Debentures (the "Indebtedness). Each Warrant is exercisable for one Common Share at an exercise price of USD$2.29 per Common Share at any time within 36 months following the issuance date. The Common Shares and Warrants were issued effective August 13, 2021.

Additional details regarding the conversion of the Debentures are contained in the Company's July 12, 2021 press release. Following the conversion of the Indebtedness, $75,000 principal amount of the Debentures remains outstanding.

The securities referenced herein have not been, and will not be, registered under the U.S. Securities Act, or any U.S. state securities laws, and may not be offered or sold in the United States without registration under the U.S. Securities Act and all applicable state securities laws or compliance with the requirements of an applicable exemption therefrom. This news release shall not constitute an offer to sell or the solicitation of an offer to buy any such securities in the United States, nor shall there be any sale of any such securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About mCloud Technologies Corp.

mCloud is unlocking the untapped potential of energy intensive assets with AI and analytics, curbing energy waste, maximizing energy production, and getting the most out of critical energy infrastructure. Through mCloud's AI-powered AssetCare™ platform, mCloud offers complete asset management solutions for commercial buildings, renewable energy, healthcare, heavy industry, and connected workers. IoT sensors bring data from connected assets into the cloud, where AI and analytics are applied to maximize their performance.

With a worldwide presence and offices in San Francisco, Vancouver, Calgary, London, Perth, and Beijing, the mCloud family includes an ecosystem of operating subsidiaries that deliver high-performance IoT, AI, 3D, and mobile capabilities to customers, all integrated into AssetCare. With over 100 blue-chip customers and more than 62,000 assets connected in thousands of locations worldwide, mCloud is changing the way energy assets are managed.

mCloud's common shares trade on the TSX Venture Exchange under the symbol MCLD and on the OTCQB under the symbol MCLDF. mCloud's convertible debentures trade on the TSX Venture Exchange under the symbol MCLD.DB. For more information, visit www.mcloudcorp.com.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE mCloud Technologies Corp.

View original content: http://www.newswire.ca/en/releases/archive/August2021/31/c5425.html

%CIK: 0001756499

For further information: Wayne Andrews, RCA Financial Partners Inc., T: 727-268-0113, ir@mcloudcorp.com; Barry Po, Chief Marketing Officer, mCloud Technologies Corp., T: 866-420-1781

CO: mCloud Technologies Corp.

CNW 07:00e 31-AUG-21